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SECUR 04015768 MISSION
Washington, D.C. 20549

CM 3.22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

SEC FILE NUMBER
8- 44058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mitchell Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
PO Box 31 101 Victor Herbert Rd
(No. and Street)

Lake Placid NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Conroy Smith & Co.
(Name – *if individual, state last, first, middle name*)

385 Prospect Ave. Hackensack NJ 07601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas S. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHY S. LEWIS
Notary Public
State of New York
Reg. No. 4992331
Essex County
Term Expires 2/24/06

Kathy S. Lewis
Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2003 AND 2002

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations, its changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 20, 2004
New York, NY

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

MITCHELL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$25,503	$25,783
Receivable - clearing broker	40,159	24,001
Furniture, fixtures and equipment, net	6,212	12,425
Other assets	-	12,046
Total assets	$71,874	$74,255

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current liabilities:		
Accounts payable and accrued expenses	$21,205	$ 8,262
Income taxes payable	17,495	8,587
Total current liabilities	$38,700	$16,849
Stockholder's equity:		
Capital stock, ($1 par value, 1,000 shares authorized, 100 shares issued and outstanding)	$ 100	$ 100
Additional paid-in-capital	14,122	14,122
Retained earnings	18,952	43,184
Total stockholder's equity	$33,174	$57,406
Total liabilities and stockholder's equity	$71,874	$74,255

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Commission income	$502,483	$503,556
Other income	868	1,268
Interest and dividend income	87	473
Total revenues	$503,438	$505,297
Expenses:		
Salaries and wages	$ 39,850	$ 20,665
Payroll taxes and employee benefits	9,177	4,346
Clearance fees	75,534	78,721
Occupancy	23,304	48,900
Professional fees	21,600	20,350
Interest expense	243	522
Other expenses	85,981	39,616
Total expenses	$255,689	$213,120
Net income before provision for income taxes	$247,749	$292,177
Income taxes	21,000	17,200
Net income	$226,749	$274,977

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2002	$100	$14,122	$ 77,408	$ 91,630
Shareholder distributions	-	-	(309,201)	(309,201)
Net income	-	-	274,977	274,977
Balance, December 31, 2002	$100	$14,122	$ 43,184	$ 57,406
Shareholder distributions	-	-	(250,981)	(250,981)
Net income	-	-	226,749	226,749
Balance, December 31, 2003	$100	$14,122	$ 18,952	$ 33,174

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$226,749	$274,977
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	6,213	8,283
(Increase) decrease in fees receivable	(16,158)	18,075
Decrease (increase) in other assets	12,046	(4,752)
Increase (decrease) in accounts payable and accrued expenses	12,943	(4,878)
Increase (decrease) in income taxes payable	8,908	6,289
Net cash provided by operating activities	$250,701	$297,994
Cash Flows From Investing Activities		
Capital withdrawn by shareholder	($250,981)	($309,201)
Net cash used by investing activities	($250,981)	($309,201)
Decrease in cash	($ 280)	($ 11,207)
Cash and cash equivalents, January 1	25,783	36,990
Cash and cash equivalents, December 31	$ 25,503	$ 25,783

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

Mitchell Securities, Inc. was incorporated on July 1, 1995. Prior to this, the company operated as a sole proprietorship.

In 1991 the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

The company also sells investment research services.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets.

MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Furniture, Fixtures, Equipment and Capital Lease Payable

A summary of property, equipment and leasehold improvements as of December 31, 2003 and 2002 is as follows:

	2003	2002
Computer equipment	$46,332	$46,332
Automobile	35,943	35,943
	$82,275	$82,275
Accumulated depreciation and amortization	(76,063)	(69,850)
	$ 6,212	$12,425

Depreciation expense totaled $6,213 and $8,283 for the years ended December 31, 2003 and 2002, respectively.

Note 3. Commitments

The company leases office space on a month to month basis at a monthly rental of $1,500.

Total rental expense for the year ended December 31, 2003 was $23,000.

Note 4. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the company had net capital of $25,004 which was $20,004 in excess of its required net capital. The company's net capital ratio was 1.54 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

Schedule I

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2003

Net Capital

Total ownership equity from Statement of Financial Condition		$33,174
Total capital		$33,174
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment	$6,212	6,212
Net capital before haircuts on securities		$26,962
Haircuts on securities:		
Trading and investment securities:		
Exempted securities - broker money market fund		1,958
Net capital		$25,004

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,581
Minimum dollar net capital required	$ 5,000
Excess net capital	$20,004

Computation of Aggregate Indebtedness

Total A.I. liabilities	$38,700
Percent of aggregate indebtedness to net capital	154.7

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the calculation included in the company's unaudited FOCUS Report as of December 31, 2003.

Schedule II

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

MITCHELL SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Mitchell Securities. Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mitchell Securities, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◇ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Mitchell Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 20, 2004
New York, NY